

May 19, 2011

Linda B. Grable
Chief Executive Officer
Imaging Diagnostic Systems, Inc.
5307 NW 35th Terrace
Fort Lauderdale, Florida 33309

> **Re:** **Imaging Diagnostic Systems, Inc.**
> **Proxy Statement on Schedule 14A**
> **Filed February 7, 2011**
> **File No. 000-26028**

Dear Ms. Grable:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

Amanda Ravitz
Assistant Director

cc (by facsimile): Robert B. Macauley, Esq. – Carlton Fields, P.A.